                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K



         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

                          For the fiscal year ended December 31, 1999

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                          Commission File No. 001-12482

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:



                              GLIMCHER REALTY TRUST
                              20 SOUTH THIRD STREET
                              COLUMBUS, OHIO 43215


                            EXHIBIT INDEX ON PAGE 15

                              REQUIRED INFORMATION


The following financial statements and schedules for the Glimcher Realty Trust Retirement Savings Plan are being filed herewith:

DESCRIPTION                                                                                                         PAGE
-----------                                                                                                         ----
Report of Independent Accountants..........................................................................          5

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998...........................          6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998..          7

Notes to Financial Statements..............................................................................          8

Schedule of Assets Held for Investment Purposes as of December 31, 1999....................................         12

Schedule of Reportable Transactions for the year ended December 31, 1999...................................         13

The following exhibit is being filed herewith:

  EXHIBIT NO.      DESCRIPTION
  -----------      -----------
       23           Consent of Independent Accountants......................................................        15

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons administering the Plan have caused this annual report to be signed on their behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on the 28th day of June 2000.


                                    GLIMCHER REALTY TRUST



                                    By: /s/ William G. Cornely
                                        ---------------------------------------
                                    William G. Cornely
                                    Executive Vice President, Chief Operating
                                    Officer, Chief Financial Officer, Treasurer
                                    and Trustee

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                        INDEX OF FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                                                                                                                    PAGE
                                                                                                                    ----
Report of Independent Accountants..........................................................................           5

FINANCIAL STATEMENTS
--------------------

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998...........................           6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 1999 and 1998..           7

Notes to Financial Statements..............................................................................           8

SUPPLEMENTAL SCHEDULES
----------------------

Item 27a - Part I - Schedule of Assets Held for Investment Purposes as of December 31, 1999.................         12

Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1999.........................         13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Glimcher Realty Trust Retirement Savings Plan


         In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Glimcher Realty Trust Retirement Savings Plan (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended in conformity with generally accepted accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Columbus, Ohio
June 23, 2000

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                        1999             1998
                                                        ----             ----
Assets:
Cash and cash equivalents ....................       $   27,599       $   66,730
Investments ..................................        2,399,863        1,297,542


Receivables:
   Employer contribution .....................           52,719            7,525
   Participants' contributions ...............                            30,253
   Participant loans .........................           43,861           35,347
   Interest and dividends ....................           12,546            6,614
                                                     ----------       ----------
      Total receivables ......................          109,126           79,739
                                                     ----------       ----------

      Net assets available for benefits ......       $2,536,588       $1,444,011
                                                     ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                                         1999            1998
                                                                         ----            ----
Additions to net assets attributed to:
   Contributions:
     Employer ...................................................     $  265,398     $  152,208
     Participants ...............................................        832,199        542,711
                                                                      ----------     ----------
                                                                       1,097,597        694,919
                                                                      ----------     ----------
   Investment income:
     Interest ...................................................          6,565         20,886
     Dividends ..................................................         65,016         10,893
     Net appreciation in fair value of investment ...............        157,483         52,934
     Other receipts .............................................         25,086
                                                                      ----------     ----------
                                                                         254,150         84,713
                                                                      ----------     ----------

        Total additions .........................................      1,351,747        779,632

Deductions from net assets attributed to:
   Withdrawals by participants ..................................        217,868        256,311
   Administration fee ...........................................         10,230
   Forfeitures ..................................................         31,072
                                                                      ----------     ----------

        Total deductions ........................................        259,170        256,311
                                                                      ----------     ----------

        Net increase ............................................      1,092,577        523,321

Net assets available for benefits:
   Beginning of year ............................................      1,444,011        920,690
                                                                      ----------     ----------

   End of year ..................................................     $2,536,588     $1,444,011
                                                                      ==========     ==========

    The accompanying notes are an integral part of these financial statements

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.       PLAN DESCRIPTION

         The Plan was adopted by the Glimcher Realty Trust (the Company) effective January 1, 1996, to provide an opportunity for employees to increase their savings and provide additional income upon retirement.

         The Plan is a defined contribution plan. Employees may contribute up to 15.0% of their compensation on a pretax basis within certain dollar limitations imposed by the Internal Revenue Service ("IRS"). The allocation of contributions to one or more of the investment funds is designated by each participant.

         Employer matching contributions are made at the rate of 50.0% of the first 4.0% of the pretax employee contribution to the funds. During the 1999 Plan year, a total of 401 active employees were eligible to participate in the Plan.

         Employees become fully vested in employer contributions after completing five years of continuous employment. Nonvested employer contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan has adopted a loan provision to assist participants in raising funds to meet certain financial needs. All loans will be limited to 50.0% of the participant's vested account balance, provided such loan does not exceed $50,000. The Plan also includes a minimum loan amount of $1,000. No participant may have more than one loan outstanding at one time.

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of a termination of the Plan, participants will become fully vested in their accounts. The net assets of the Plan as of the date of termination would be distributed to the participants based on their adjusted balances as of that date.

         Participants are given the opportunity on a daily basis to change the allocation percentages of future contributions within the investment funds and the allocation of existing balances.

         A participant's account is allocated a portion of earnings and appreciation or depreciation in the fair value of investments of the fund or funds in which the participant's account is invested. The allocation is based on the number of units assigned to participants. New units are assigned to participants based on the dollar amount of their addition to the fund in relation to the unit value on that day.

         The employer matching contributions can only be invested in its common stock.

         Effective January 1, 1999, the Company engaged the firm of Salomon Smith Barney to be the Plan's investment advisor, Manulife Financial Services to be the Plan's broker and Dean, Von Schoeler, McBride to be the Plan's third party administrator. All participant-directed funds held by Huntingon Trust Company were transferred to Manulife Financial Services, while all non participant-directed funds were transferred to Salomon Smith Barney. The Company continues to be the Plan sponsor and administrator; accounting, legal, and administrative services are not reflected in the financial statements as these services are provided by the Company without charge to the Plan. The Company has appointed William G. Cornely, George M. Harmanis and Janelle R. Mikusa as the Plan's trustees effective January 1, 1999.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

         The financial statements of the Glimcher Realty Trust Retirement Savings Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles.

Contributions to the Plan

         Contributions from participating employees are accrued on a monthly basis as the employer makes payroll deductions from Plan participants. Contributions from the employer are determined monthly based on the employer matching formula as defined in the Plan description.

Payment of Benefits

         Benefits are recorded when paid.

Investment Valuation

         The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of investments are recorded on a trade date basis, with sales of investments based on the specific identification method. The net appreciation (depreciation) in the fair value of the Plan's investments consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         Cash and cash equivalents include short-term, highly liquid investments with an original maturity of three months or less. Cost approximates market value.

Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions. These estimates affect the reported amounts of net assets available for benefits and disclosure of contingent items affecting the net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

         The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

3.       TAX STATUS

         The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under Section 501(a). The Plan was amended effective January 1, 1999 and will be submitted to the IRS for a favorable determination letter within the remedial amendment period. The Plan administrator believes that the Plan continues to be designed and operated in compliance with applicable requirements of the IRC.

4.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 1999 and 1998:

                                                                      1999             1998
                                                                      ----             ----
Net assets available for benefits per the financial statements..   $2,536,588       $1,444,011
Receivables not included in the Form 5500 ......................     (109,126)         (79,739)
Amounts allocated to withdrawing participants ..................                       (18,185)
                                                                   ----------       ----------
Net assets available for benefits per the Form 5500 ............   $2,427,462       $1,346,087
                                                                   ==========       ==========

5.       INVESTMENTS

         Investments which account for more than 5.0% of the Plan's net assets as of December 31, 1999 and 1998 were as follows:

                                                         1999             1998
                                                         ----             ----
Monitor Money Market Fund ....................                          $ 76,854
Monitor Treasury Market Fund .................                            76,292
Balanced Advantage Asset Allocation Fund .....                           130,423
Fidelity Advisors Growth Opportunity Fund ....                           448,145
AIM Constellation Fund .......................                           380,004
Glimcher Realty Trust Common Stock ...........         $335,970          196,486
Manulife Index Stock Fund ....................          372,013
Manulife Growth Opportunities Fund ...........          393,558
Manulife Mid Cap Growth Fund .................          215,739
Manulife Lifestyle Funds .....................          779,248

6.       NON PARTICIPANT - DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the non participant directed investments is as follows:

                                                            DECEMBER 31,
                                                            ------------
                                                     1999                 1998
                                                     ----                 ----
Net Assets:
    Glimcher Realty Trust Common Stock ....        $335,970             $196,486
                                                   ========             ========

                                                            YEAR ENDED
                                                           DECEMBER 31,
                                                           ------------
                                                      1999                1998
                                                      ----                ----
Changes in Net Assets:
    Contributions .........................         $234,923           $ 97,591
    Dividends .............................           12,600
    Net depreciation ......................          (76,967)           (67,417)
    Forfeitures ...........................          (31,072)
Benefits paid to participants .............                             (37,856)
                                                    --------           --------

                                                    $139,484           $ (7,682)
                                                    ========           ========

                GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

7.       TRANSACTION WITH PARTIES-IN-INTEREST

         The Plan held, at fair value, $335,970 and $196,486 of Company common shares at December 31, 1999 and 1998, respectively. The Plan purchased 11,631 and 3,476 Company common shares at a cost of $182,204 and $63,275 in 1999 and 1998, respectively. There were no sales of Company common shares in 1999 and 1998.

         In 1998 certain Plan investments are units of common/collective trusts managed by the Huntington National Bank, an affiliate of The Huntington Trust Company. The Huntington Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

         In 1999 certain Plan investments are units of common/collective trusts managed by Salomon Smith Barney. Salomon Smith Barney is the investment advisor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999

   IDENTITY OF ISSUE, BORROWER, LESSOR,                                                              CURRENT
             OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT             COST         VALUE
-------------------------------------------------------------------------------------------------------------
  Manulife Financial *                    Manulife Money Market Fund                   $             $  9,814
  Manulife Financial *                    Manulife High Quality Bond Fund                              23,781
  Manulife Financial *                    Manulife Diversified Capital Fund                            43,991
  Manulife Financial *                    Manulife Balanced Fund                                       57,146
  Manulife Financial *                    Manulife Index Stock Fund                                   372,013
  Manulife Financial *                    Manulife Growth Opportunities Fund                          393,558
  Manulife Financial *                    Manulife International Stock Fund                            54,921
  Manulife Financial *                    Manulife Small Company Stock Fund                           113,682
  Manulife Financial *                    Manulife Mid-Cap Growth Fund                                215,739
  Manulife Financial *                    Manulife Lifestyle Funds                                    779,248
  Glimcher Realty Trust*                  Glimcher Realty Trust Common Stock            409,291       335,970


   *Indicates transaction is with a party in interest.

                  GLIMCHER REALTY TRUST RETIREMENT SAVINGS PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                    CURRENT VALUE OF
                                                       PURCHASE    SELLING  EXPENSES    COST OF          ASSET ON        NET GAIN
IDENTITY OF PARTY INVOLVED  DESCRIPTION OF ASSET         PRICE      PRICE   INCURRED     ASSET      TRANSACTION DATE     OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------
Glimcher Realty Trust       Common Stock -              $172,085                        $172,085       $172,085
                              3 separate transactions

                                INDEX TO EXHIBIT


EXHIBIT NO.       DESCRIPTION                                           PAGE
-----------       -----------                                           ----

    23            Consent of Independent Accountants................     15